Himalaya Shipping Ltd. (HSHP) – Notice of 2025 Annual General Meeting

Hamilton, Bermuda, March 28, 2025

Himalaya Shipping Ltd. (the “Company”) has previously announced on February 27, 2025 that it has scheduled its 2025 Annual General Meeting for May 21, 2025. A copy of the Notice of Annual General Meeting and Form of Proxy, and associated information including the 2024 Annual Report on Form 20-F is attached to this press release and can be found on the Company’s website at www.himalaya-shipping.com.